LINUX GOLD CORP.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

LINUX GOLD CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited)

May 31, 2007

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
(Unaudited)

	May 31,	February 28,
	2007	2007

ASSETS (Note 7)
Current
Cash and cash equivalents	$27,059	$126,867
Amounts receivable	57,534	57,038
Marketable securities	208,000	208,000
Prepaid expenses and deposits	15,390	29,853
Total Current Assets	$307,983	$421,758
Debt Issue Costs, net of amortization of $42,480	162,762	173,175
Property and Equipment (Note 4)	15,485	16,487
Mineral interests	126,417	126,417

Total Assets	$612,647	$737,837

LIABILITIES
Current
Accounts payable	$3,123	$24,886
Accrued liabilities	154,782	176,731
Convertible Debentures, less unamortized discount of $1,555,763 (Note 8)	305,226	400,232
Accrued liabilities to related parties (Note 7(a))	7,950	31,875
Due to related parties (Note 7(b))	4,838	439,087
Total Current Liabilities	$475,919	$1,072,811
Commitments (Note 12)

STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock (Note 9)
Authorized:
200,000,000 common shares without par value

Issued:
76,480,839 common shares (2006 – 71,250,099 shares)	13,521,627	12,401,724

Subscriptions receivable	–	(14,600)

Subscriptions received	–	52,277

Donated Capital (Note 7(b))	349,034	348,852

Accumulated Other Comprehensive Loss	(138,000)	(138,000)

Deficit Accumulated from Prior Operations	(7,524,145)	(7,524,145)

Deficit Accumulated During the Exploration Stage	(6,071,788)	(5,461,082)
Total Stockholders’ Equity (Deficit)	$136,728	$(334,974)

Total Liabilities and Stockholders’ Equity (Deficit)	$612,647	$737,837

Approved by the Directors:

“John Robertson”	“Jennifer Lorette”
J. Robertson – Director	J. Lorette – Director

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Expressed in Canadian Dollars)
(Unaudited)

	For the Three	For the Three
	Months Ended	Months Ended
	May 31,	May 31,
	2007	2006

Revenue	$–	$–

General and Administrative Expenses
Amortization	11,414	2,774
Consulting and subcontract	26,975	236,475
Filing and regulatory fees	6,064	6,631
Foreign exchange	1,566	13,301
Imputed interest (Note 7(b))	181	17,271
Interest expense (Note 8)	408,032	73,302
Management and directors fees (Note 7(a))	7,500	7,500
Office, rent and telephone	8,178	52,711
Professional fees	30,269	16,530
Travel	90,433	22,447
Less: Interest income	(196)	(5,103)
	590,416	443,839

Mineral Interests
Exploration costs	20,290	26,387
	20,290	26,387

Net Loss for the Period	(610,706)	(470,226)

Deficit, Beginning of Period	(12,985,227)	(9,212,774)

Deficit, End of Period	$(13,595,933)	$(9,683,000)

Basic and Diluted Loss Per Share	$(0.01)	$(0.01)

Weighted Average Number Of Shares Outstanding	72,230,000	68,325,000

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)
(Unaudited)

	For the Three	For the Three
	Months Ended	Months Ended
	May 31, 2007	May 31, 2006

Cash Flows Used In Operating Activities
Net loss for the period	$(610,706)	$(470,226)

Adjustments to reconcile net loss to net cash used in
operating activities:
Amortization and accretion	11,414	2,774
Interest expense relating to accretion of convertible debt	349,702	73,302
Imputed interest	181	17,271
	(249,409)	(376,879)
Changes in operating assets and liabilities:
Accounts receivable	(495)	16,311
Prepaid expenses	14,463	1,354
Accounts payable and accrued liabilities	(43,711)	(39,945)
Accrued liabilities to related parties	(458,174)	146,915
	(487,917)	(124,635)

	(737,326)	(252,244)

Cash Flows Used In Investing Activities
Purchase of marketable Securities	–	(250,000)
	–	(250,000)

Cash Flows Provided By Financing Activities
Advances from related parties	–	2,137
Debt issue costs paid	–	(160,667)
Convertible note proceeds received	–	1,647,904
Proceeds from sale of common stock	637,518	12,071
	637,518	1,501,445

(Decrease) Increase in Cash and Cash Equivalents	(99,808)	999,201

Cash and Cash Equivalents, Beginning of Period	126,867	396,049

Cash and Cash Equivalents, End of Period	$27,059	$1,395,250

SUPPLEMENTAL DISCLOSURES

Interest paid	$–	$–
Income taxes paid	$–	$–

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2007
(Stated in Canadian Dollars)
(Unaudited)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company was incorporated February 27, 1979 in Canada under the British Columbia Company Act and was extra-provincially registered in the Province of Alberta on October 12, 1995.

The Company voluntarily de-listed from the Canadian Venture Exchange on December 14, 1999. The Company’s stock currently trades on the Over the Counter Bulletin Board in the United States under the symbol “LNXGF”.

On February 20, 2003, the shareholders approved a change of name to Linux Gold Corp. and increased the authorized share capital to 200,000,000 common shares without par value. The Company had been previously pursuing various business opportunities and, elective March 1, 2003, the Company changed its principal operations to mineral exploration. Accordingly, as of March 1, 2003, the Company is considered an exploration stage company.

2.	INTERIM FINANCIAL STATEMENTS

The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information, and are presented in Canadian dollars. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim consolidated financial statements have been prepared in accordance with the accounting principles and policies described in the Company’s annual financial statements for the year ended February 28, 2007, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three-month period ended May 31, 2007 are not necessarily indicative of the results that may be expected for the year ended February 28, 2008.

3.	COMPREHENSIVE INCOME (LOSS)

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income (loss) and its components in the financial statements. As at May 31, 2007 and 2006, the Company’s only component of comprehensive income (loss) was unrealized holding gains and losses on available for sale securities.

	Three Months	Three Months
	Ended	Ended
	May 31, 2007	May 31, 2006

Net Loss for the period	$(610,706)	$(470,226)

Other comprehensive income
Unrealized holding loss on investments	–	14,000

Comprehensive gain for the period	$(610,706)	$(456,226)

4.	RECENT ACCOUNTING PRONOUNCEMENTS

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on their results of operations, financial position or cash flow.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2007
(Stated in Canadian Dollars)
(Unaudited)

5.	PROPERTY AND EQUIPMENT

		May 31, 2007
		Accumulated	Net Carrying
	Cost	Amortization	Value
Office furniture	$10,864	$1,924	$8,940
Vehicle	15,531	8,986	6,545
	$26,395	$10,910	$15,485

	February 28, 2007
		Accumulated	Net Carrying
	Cost	Amortization	Value
Office furniture	$10,864	$1,453	$9,411
Vehicle	15,531	8,455	7,076
	$26,395	$9,908	$16,487

6.	MINERAL PROPERTIES

		May 31, 2007
	Alaska	China	Total

Acquisition costs:	$–	$–	$–

Exploration and development costs:
Assaying	137,202	–	137,202
Field supplies and other	609,856	–	609,856
Staking and recording fees	26,357	–	26,357
Geological consulting	119,288	–	119,288
Transportation	202,458	–	202,458

Incurred during the period	$1,095,161	$–	$1,095,161

	February 28, 2007
	Alaska	China	Total

Acquisition costs:	$–	$–	$–

Exploration and development costs:
Assaying	130,544	–	130,544
Field supplies and other	609,856	–	609,856
Staking and recording fees	26,357	–	26,357
Geological consulting	105,655	–	105,655
Transportation	202,458	–	202,458

Incurred during the year period	$1,074,870	$–	$1,074,870

a)	Alaska Mineral Properties

	i)	Granite Mountain Property: The Company staked total of 284 mining claims located in the State of Alaska.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2007
(Stated in Canadian Dollars)
(Unaudited)

6.	MINERAL PROPERTIES (continued)

ii)

Fish Creek Property: The Company owns a 50% joint venture interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims. During fiscal 2003, the Company optioned its 50% interest in the 30 Fish Creek Claims to Teryl Resources Corp. (“Teryl”) (a related company). Under the terms of the agreement, Teryl issued 200,000 common shares to the Company at a fair value of $80,000 and must expend $500,000 over three years. The Company retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert into a 25% working interest. The Company entered into an amending agreement with Teryl to extend the term of the original agreement until March 7, 2007, in which Teryl issued 100,000 common shares to the Company, and also agreed to expend a minimum of US$500,000 within two years from the date of this amending agreement. All other terms of the original agreement remain the same. On March 5, 2007, the Company entered into a further amending agreement with Teryl to extend the term of the original of the original agreement until March 5, 2009, in which all other terms of the original agreement remain the same.

b)	British Columbia Mineral Properties

	i)	TY Property: The Company acquired the TY Area, TY Grid 2 and 3 (21 units) mineral claims located in the Lillooet Mining Division in British Columbia under the following terms and conditions:

		a.	The Company must pay $30,000 in various stages to December 1, 2004 (paid).

		b.	The Company must issue 150,000 shares as follows: 100,000 upon signing the agreement and receiving regulatory approval (issued), and 50,000 shares upon completion of Phase III (issued).

		c.	The vendor will retain a 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the three month period ended February 29, 2004, the Company staked an additional three mineral claims representing 35 units.

	ii)	ORO Property: The Company acquired the ORO (20 units) claim in the Lillooet Mining Division in British Columbia under the following terms and conditions:

		a.	The Company paid $10,000 and issued 100,000 common shares.

		b.	The vendor will retain a 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the year ended February 29, 2004, the Company staked an additional mineral claim representing 5 units. The President of the Company is the registered owner of the mineral properties. The Company is entered into a trust agreement stating that these mineral claims are held in trust on behalf of the Company. The Company has re-staked the TY property and acquired additional claims in the same area.

c)	China Mineral Property

On January 20, 2004, the Company acquired an option to purchase 100% of the shares of Ginyen Recovery Inc. Ginyen Recovery Inc. has an 85% interest in a co-operative joint venture with Bo Luo Neo Wang Yuan Gold Mine Company (“BLN Gold”) of Heibei Province, China. BLN Gold holds an operational gold recovery mill; the right and license to operate all existing small mines in the district; the right to explore, develop and produce gold and silver in the district and options to expand to other districts.

To complete the option agreement, the Company must:

i)

pay $55,000 as follows: $10,000 upon regulatory approval (paid); $15,000 upon completion of Phase I; $15,000 upon completion of Phase II; and a minimum of $15,000 annually or 5% of net profits paid quarterly, which ever is greater. The Company is currently in Phase 1.

ii)

issue 200,000 shares as follows: 50,000 upon regulatory approval (issued); 50,000 upon completion of Phase I; 50,000 upon completion of Phase II; and 50,000 upon completion of Phase III. The Company also issued 50,000 common shares as a finders’ fee. The Company is currently in Phase 1.

	iii)	incur production expenses, subject to successful results in each phase, of $500,000 as follows: $160,000 ($114,457 incurred) for Phase I; $130,000 for Phase II; and $210,000 for Phase III.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2007
(Stated in Canadian Dollars)
(Unaudited)

7.	RELATED PARTY TRANSACTIONS

	a)	All related party transactions are in the normal course of business and have been measured at their exchange amounts. The Company incurred the following transactions during the three month period:

i)

Pursuant to a management services agreement, the Company accrued management fees of $7,500 (2006 - $7,500), to a company where the President of the Company is a director. This amount is included in accrued liabilities at May 31, 2007.

		ii)	The Company paid a director’s fee of $3,000 (2006 - $3,000) to the President of the Company.

		iii)	Refer to Note 6(a) for a joint venture agreement with a related company.

		iv)	Refer to Note 6(b) for ownership of mineral claims.

v)

At May 31, 2007, the Company is indebted in the amount of $7,950 (February 28, 2007 - $31,875) representing unpaid management fees and rent to a company where the President of the Company is a director. These amounts are non-interest bearing, unsecured and have no specific terms of repayment.

b)

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Imputed interest, at 15%, totalling $181 (May 31, 2006 - $17,271) was charged to operations and treated as donated capital. Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

	February 28,	Advances/	May 31,
	2007	(Repayments)	2007

Access Information Services, Inc.	$48,287	$(48,287)	$–
IAS Communications Inc.	(3,151)	3,151	–
JGR Petroleum, Inc.	66,099	(66,099)	–
J. Robertson, President and CEO	6,284	(1,408)	4,876
Rainbow Network	68,610	(68,610)	–
Reg Technologies	(6,840)	6,840	–
REGI U.S., Inc.	(38)	–	(38)
SMR Investments Ltd.	144,867	(144,867)	–
540330 BC Ltd.	114,969	(114,969)	–
Teryl Resources Corp.	–	–	–

	$439,087	$(434,249)	$4,838

8.	CONVERTIBLE DEBENTURES

The Company completed a private placement financing of US$2,000,000 on May 8, 2006 with several institutional investors consisting of secured convertible discount notes (the “Discount Notes”) with a principal amount of US$2,105,250. The Discount Notes were issued at a discount of 5%, are convertible into common stock at a conversion price of $0.40 per share and mature on November 8, 2007. The Company received proceeds of US$1,500,000 at first closing, and the remaining US$500,000 was received upon the filing of a resale registration statement with the United States Securities and Exchange Commission which was filed on August 9, 2006 and became effective September 1, 2006. The investors received Series A warrants to purchase, in the aggregate, 5,000,000 shares of common stock at $0.50 per share exercisable immediately for a term of five years, and Series B warrants to purchase, in the aggregate, an additional 2,500,000 shares of common stock at $0.52 per share exercisable upon the earlier of one year after the effectiveness of the resale registration statement or ten years. The securities were issued in a private placement transaction pursuant to Section 4(2) of the Securities Act of 1933, as amended. The Company is obligated to file a registration statement registering the resale of shares of the Company's common stock issuable upon conversion of the Discount Notes and exercise of the Warrants. The Company received US$1,815,000 net proceeds from this transaction. The funds will be used for continued exploration and development expenses on the Granite Mountain claims and for general working capital purposes. Effective October 1, 2006, the Company is required to redeem 1/15 of the principal amount per month. During the three month period ended May 31, 2007, the Company redeemed $482,38 (US4$421,051) of principal paid by the issuance of 2,014,241 common shares.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2007
(Stated in Canadian Dollars)
(Unaudited)

8.	CONVERTIBLE DEBENTURES (Continued)

In accordance with EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, the Company recognized the value of the embedded beneficial conversion feature of $963,670 (US$864,866) as additional paid-in capital as the debt was issued with a fair value conversion feature. In addition, in accordance with EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”, the Company allocated the proceeds of issuance between the convertible debt and the detachable warrants based on their relative fair values. Accordingly, the Company recognized the fair value of the detachable warrants of $1,262,580 (US$1,135,134) as additional paid-in capital. The carrying value of the Discount Notes will be accrued to the face value of the remaining principal, after redemptions, of CDN$1,860,989 (US$1,684,200) to maturity. To May 31, 2007, interest expense of $1,548,083 has been accreted increasing the carrying value of the Discount Notes to $305,226, after redemptions.

9.	COMMON STOCK

a)

On May 31, 2007, the Company issued 2,825,000 common shares pursuant to a private placement at a price of US$0.20 per unit for proceeds of $613,499 (US$563,500) before finders’ fee of $1,697. Each unit consisted of one common share and one-half warrant. One whole warrant entitles the holder to purchase one share at a price of US$0.25 per share in the first year and US$0.30 per share in the second year.

	b)	During the three month period ended May 31, 2007, the Company issued 212,500 common shares upon the exercise of stock options for proceeds of $24,020 (US$21,250).

	c)	During the three month period ended May 31, 2007, the Company issued 2,014,241 common shares upon the conversion of debentures with a principal amount of $482,384 (US$421,050).

10.	WARRANTS

A summary of the changes in the Company’s share purchase warrants is presented below:

	May 31, 2007		February 28, 2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price

Balance, beginning of period	12,242,529	US$ 0.39	4,811,027	US$ 0.20
Granted	1,412,500	US$ 0.25	7,500,002	US$ 0.50
Exercised	–	–	(52,500)	US$ 0.25
Forfeited / Expired	–	–	(16,000)	US$ 0.08

Balance, end of period	13,655,029	US$ 0.38	12,242,529	US$ 0.39

As at May 31, 2007, the following share purchase warrants were outstanding:

	Exercise	May 31,
	Price	2007

November 18, 2005/2007	$ 0.20/$ 0.25	517,250
December 6, 2007	$ 0.18	2,777,777
February 21, 2007/February 21, 2008	$ 0.25/$ 0.30	1,447,500
June 1, 2008/June 1, 2009	$0.25/$0.30	1,412,500
May 8, 2011/May 8, 2016	$ 0.50/$ 0.52	7,500,002

		13,655,029

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2007
(Stated in Canadian Dollars)
(Unaudited)

11.	STOCK OPTIONS

The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees.

The weighted average grant date fair value of stock options granted during the three month period ended May 31, 2007, 2006 and 2005 was $nil, $nil and $nil, respectively. The weighted average exercise fair value of stock options exercised during the three month period ended May 31, 2007, 2006 and 2005 was $0.10, $0.13 and $nil, respectively. During the three month period ended May 31, 2007, 2006 and 2005, the Company recorded stock- based compensation of $nil, $nil and $nil, respectively.

A summary of the Company’s stock option activity is as follows:

		Weighted Average	Aggregate Intrinsic
	Number of Options	Exercise Price	Value
Outstanding at March 1, 2007	3,720,000	US$ 0.22
Granted	–	–
Exercised	(212,500)	US$ 0.10
Forfeited	–	–
Outstanding at May 31, 2007	3,507,500	US$ 0.22	$110,250
Exercisable at May 31, 2007	3,507,500	US$ 0.22	$110,250

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three Month	Three Month	Three Month
	Period Ended	Period Ended	Period Ended
	May 31,	May 31,	May 31,
	2007	2006	2005

Expected dividend yield	–	–	–
Expected volatility	–	–	–
Expected life (in years)	–	–	–
Risk-free interest rate	–	–	–

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock option.

As at May 31, 2007 and February 28, 2007, there were no non-vested options outstanding.

12.	COMMITMENTS

a)

The Company entered into a consulting agreement dated August 9, 2006 for the provision of financial development services. Under the terms of the agreement, the Company agreed to pay US$1,000 per month plus expenses for a term of two years, and issue stock options for 1,000,000 common shares exercisable at US$ 0.35 per share. The agreement may be terminated by either party before the end of the term by giving a 90-day written notice. During the three month period ended May 31, 2007, consulting fees of $3,220 (2006 - $nil) were incurred.

b)

The Company entered into a lease agreement dated September 7, 2006 for a term of three years commencing November 1, 2006 to October 31, 2009. Under the terms of the agreement, the Company will pay monthly rent of $1,833.33 plus a proportionate share of operating costs. The Company shares the rentable area with related parties who reimburse the Company for 2/3 of the total monthly rental fee. The future commitment is as follows:

Fiscal year ending May 31, 2008	$34,074
Fiscal year ending May 31, 2009	$39,574
Fiscal year ending May 31, 2010	$26,383

$100,031

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2007
(Stated in Canadian Dollars)
(Unaudited)

13.	NON-CASH FINANCING AND INVESTING ACTIVITIES

During the three month period ended May 31, 2007. the Company issued 2,014,241 common shares upon the conversion of debentures with a principal amount of $421,050.

14.	SUBSEQUENT EVENTS

On June 1, 2007, the Company issued 861,045 common shares upon the conversion of $140,350 of convertible debt described in Note 7.